

August 22, 2013

Via E-Mail
Dale E. Messick
Chief Financial Officer
Luna Innovations Incorporated
1 Riverside Circle, Suite 400
Roanoke, VA 24016

> **Re: Luna Innovations Incorporated**
> **Form 10-K**
> **Filed March 29, 2013**
> **File No. 000-52008**

Dear Mr. Messick:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1. Business, page 1
Intellectual Property, pages 6-7

1. We note your discussion of your patent portfolio on page 7. Please provide more disclosure regarding the description of your material patents and patent applications, including:

- Specific products, product groups or technologies to which such patents relate;
- Whether the patents are owned or licensed from third parties;
- Type of patent protection;
- Patent expiration dates;
- Identification of applicable jurisdictions; and
- Contested proceedings and/or third-party claims involving material patents.

Item 1. Business, page 1

2. We note that you disclose material agreements with Intuitive Surgical, Inc., Phillips Healthcare and Virginia Tech. Please provide more disclosure for each agreement, including:

- the duration of each agreement;
- termination provisions;
- the material rights and obligations of the respective parties, including, as applicable, royalty rights and the amount of aggregate milestone obligations;
- any material payments; and
- the nature and scope of any intellectual property transferred.

Please also provide similar disclosure with respect to your agreements with NASA and Coherent, Inc., which are referenced as material contracts in your Exhibit Index on page 78. Alternatively, please advise us why such disclosure is not required.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   You may contact Christina De Rosa at (202) 551-3577 or me at (202) 551-3715 with any other questions.

               Sincerely,

               /s/ Daniel Greenspan for

               Assistant Director

cc: <u>Via E-Mail</u>
    Darren DeStefano
    Cooley LLP
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